SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

FREELINE THERAPEUTICS HOLDINGS PLC

(Name of the Issuer)

Freeline Therapeutics Holdings plc

Bidco 1354 Limited

Syncona Limited

Syncona Holdings Limited

Syncona Portfolio Limited

Syncona Investment Management Limited

Mr. Roel Bulthuis

Dr. Christopher Hollowood

(Names of Persons Filing Statement)

American Depositary Shares, each representing fifteen ordinary shares,

Ordinary shares, nominal value £0.00001 per share*

(Title of Class of Securities)

35655L206**

(CUSIP Number of Class of Securities)

Chip McCorkle Vice President, Legal, and Company Secretary Freeline Therapeutics Holdings plc Sycamore House Gunnels Wood Road Stevenage, Hertfordshire SG1 2BP United Kingdom +44 (0)1438 906870	Alasdair Moodie General Counsel Syncona Investment Management Limited 2nd Floor, 8 Bloomsbury Street London WC1B 3SR United Kingdom 020 3981 8888

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Lorenzo Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ United Kingdom +44 20 7519 7000	Matthew J. Gardella, Esq. Matthew W. Tikonoff, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 617 542 6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

* Not for trading, but only in connection with the registration of the American Depositary Shares.

** This CUSIP number applies to the American Depositary Shares, each representing fifteen ordinary shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales (the “Company”), (2) Bidco 1354 Limited, a company incorporated in England and Wales (“Bidco”), (3) Syncona Portfolio Limited, a company incorporated in England and Wales, (4) Syncona Limited, a registered, closed-ended investment company incorporated as a limited company in Guernsey, (5) Syncona Holdings Limited, a private limited company incorporated in Guernsey, (6) Syncona Investment Management Limited, a private limited company organized under the laws of England and Wales, (7) Dr. Christopher Hollowood and (8) Mr. Roel Bulthuis.

This Transaction Statement relates to the Implementation Agreement, dated November 22, 2023, between the Company and Bidco (the “Implementation Agreement”), pursuant to which Bidco will acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for $0.433333 in cash per ordinary share, equivalent to $6.50 in cash per American Depositary Share (“ADS”). Under the terms of the Implementation Agreement, the proposed acquisition (the “Acquisition”) will be implemented by means of a scheme of arrangement under Part 26 of the UK Companies Act 2006 between the Company and Scheme Shareholders (the “Scheme”). Bidco reserves the right to elect, subject to the terms of the Implementation Agreement, to implement the Acquisition by way of a takeover offer (within the meaning of section 974 of the UK Companies Act 2006).

The Scheme is subject to the satisfaction or, if capable of waiver, waiver of the conditions set forth in the Implementation Agreement, including: (a) the approval by a majority in number of the holders of Scheme Shares representing not less than 75% in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case, present, entitled to vote and voting, either in person or by proxy, at the meeting to be convened by order of the High Court of Justice in England and Wales (the “Court”) in order for the Scheme Shareholders to consider, and if thought fit, to approve, the Scheme (the “Court Meeting”); (b) the passing of all resolutions necessary to approve and implement the Scheme by the requisite majority at the general meeting to be convened for the shareholders of the Company to consider, and if thought fit approve, certain matters in connection with the Scheme and the proposed Acquisition (the “General Meeting”); and (c) the sanction of the Scheme by the Court and, following such sanction, the delivery of a copy of the court order sanctioning the Scheme to the UK Registrar of Companies.

In connection with the Scheme and the Court Meeting and the General Meeting, the Company will distribute a scheme document to the Scheme Shareholders, a copy of which is attached hereto as Exhibit (a)(3)(1) (the “Scheme Document”). Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Scheme Document, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the annexes thereto. The cross-references below show the location in the Scheme Document of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Scheme Document.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Scheme Document was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Scheme Document was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

Item 2. Subject Company Information.

(a) Name and Address

The name of the subject company is Freeline Therapeutics Holdings plc, with principal executive offices at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom and telephone number +44 (0)1438 906870.

(b) Securities

As of December 6, 2023, there were 65,401,996 ordinary shares of the Company issued and outstanding, including such ordinary shares represented by ADSs, each representing fifteen ordinary shares.

(c) Trading Market and Price

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part VI Additional Information – Market quotations”

(d) Dividends

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part VI Additional Information – Dividends”

(e) Prior Public Offerings

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part VI Additional Information – Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings”

(f) Prior Stock Purchases

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part II US Special Factors – Related Party Transactions”

•	“Part VI Additional Information – Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings”

Item 3. Identity and Background of Filing Person.

(a) Name and Address

Freeline Therapeutics Holdings plc, the subject company, is a filing entity. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – Information on Freeline and Information on Bidco and Syncona”

•	“Part III Explanatory Statement – Information on Freeline”

•	“Annex C – Directors, Officers and Controlled Persons of Each Filing Person”

Bidco 1354 Limited is a filing entity. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – Information on Freeline and Information on Syncona and Bidco”

•	“Part III Explanatory Statement – Information on Bidco and Syncona”

•	“Annex C – Directors, Officers and Control Persons of Each Filing Person”

Each of Syncona Limited, Syncona Holdings Limited, Syncona Portfolio Limited and Syncona Investment Management Limited is a filing entity. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – Information on Freeline and Information on Syncona and Bidco”

•	“Part III Explanatory Statement – Information on Bidco and Syncona”

•	“Annex C – Directors, Officers and Control Persons of Each Filing Person”

Dr. Christopher Hollowood is a filing person. The information set forth in the Scheme Document under the caption “Annex C – Directors, Officers and Control Persons of Each Filing Person” is incorporated herein by reference.

Mr. Roel Bulthuis is a filing person. The information set forth in the Scheme Document under the caption “Annex C – Directors, Officers and Control Persons of Each Filing Person” is incorporated herein by reference.

(b) Business and Background of Entities

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – Information on Freeline and Information on Bidco and Syncona”

•	“Part III Explanatory Statement—Information on Bidco and Syncona”

(c) Business and Background of Natural Persons

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Annex C – Directors, Officers and Control Persons of Each Filing Person”

Item 4. Terms of the Transaction.

(a) Material Terms

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc”

•	“Part II US Special Factors”

•	“Part III Explanatory Statement”

•	“Part IV Conditions to and Further Terms of the Scheme and the Acquisition”

•	“Part VI Additional Information”

•	“Part IX The Scheme of Arrangement”

•	“Annex A – Implementation Agreement”

(c) Different Terms

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Summary of the terms of the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Freeline Equity Awards”

•	“Part III Explanatory Statement – Summary of the terms of the Acquisition”

•	“Part III Explanatory Statement – Interests of Syncona and its concert parties in the Scheme and effects thereon”

•	“Part III Explanatory Statement – Freeline Equity Awards”

•	“Part III Explanatory Statement – Structure of the Acquisition”

•	“Part III Explanatory Statement – Settlement”

•	“Part III Explanatory Statement – Freeline ADSs”

•	“Part III Explanatory Statement – Overseas Shareholders”

•	“Part IV Conditions to and Further Terms of the Scheme and the Acquisition – Scheme approval”

•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VII Additional Information – Offer-related arrangements”

•	“Part IX The Scheme of Arrangement”

•	“Annex A – Implementation Agreement”

(d) Appraisal Rights

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – No Appraisal Rights”

•	“Part III Explanatory Statement – No Appraisal Rights”
•

(e) Provisions for Unaffiliated Security Holders

None.

(f) Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions

The information set forth in the Form 6-K, furnished by the Company to the SEC on November 22, 2023, under the caption “Information Contained in this Report on Form 6-K – Convertible Loan Notes” is incorporated herein by reference.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part II US Special Factors – Related Party Transactions”

•	“Part III Explanatory Statement – Interests of Syncona and its concert parties in the Scheme and effects thereon”
•
•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VI Additional Information – Service contracts and remuneration of Freeline Directors”

•	“Part VI Additional Information – Offer-related arrangements”

(b) – (c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Background to the Recommendation”

•	“Part II US Special Factors – Related Party Transactions”

•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VI Additional Information – Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings”

•	“Part VI Additional Information – Agreements Involving Freeline Shares and ADSs”

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Form 6-K, furnished by the Company to the SEC on November 22, 2023, under the caption “Information Contained in this Report on Form 6-K – Convertible Loan Notes” is incorporated herein by reference.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part III Explanatory Statement – Summary of the terms of the Acquisition”

•	“Part III Explanatory Statement – Structure of the Acquisition”

•	“Part VI Additional Information – Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings”

•	“Part VI Additional Information – Agreements Involving Freeline Shares and ADSs”

•	“Part VI Additional Information – Offer-related arrangements”

•	“Annex A – Implementation Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of the Securities Acquired

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – delisting and re-registration”

•	“Part II US Special Factors – Effects of the Acquisition on the Company”

•	“Part II US Special Factors – Plans for the Company after the Acquisition”

•	“Part III Explanatory Statement – Delisting and re-registration”

(c)(1) – (8) Plans

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – delisting and re-registration”

•	“Part II US Special Factors – Effects of the Acquisition on the Company”

•	“Part II US Special Factors – Plans for the Company after the Acquisition”

•	“Part III Explanatory Statement – Summary of the terms of the Acquisition”

•	“Part III Explanatory Statement – Structure of the Acquisition”

•	“Part III Explanatory Statement – Interests of Syncona and its concert parties in the Scheme and effects thereon”

•	“Part III Explanatory Statement – Freeline Equity Awards”

•	“Part III Explanatory Statement – Delisting and re-registration”

•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VI Additional Information – Offer-related arrangements”

•	“Part IX The Scheme of Arrangement”

•	“Annex A – Implementation Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Background to and Reasons for the Acquisition”

•	“Part II US Special Factors – Purpose of the Acquisition”

(b) Alternatives

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Background to and Reasons for the Acquisition”

•	“Part II US Special Factors – Reasons for the Recommendation”

•	“Part II US Special Factors – Alternatives to the Acquisition”

(c) Reasons

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Background to and Reasons for the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Reasons for the Recommendation”

•	“Part II US Special Factors – Reasons for the Acquisition”

•	“Part II US Special Factors – Reasons for the Recommendation”

(d) Effects

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Delisting and Re-registration”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Freeline Equity Awards”

•	“Part II US Special Factors – Effects of the Acquisition”

•	“Part II US Special Factors – Plans for the Company after the Acquisition”

•	“Part III Explanatory Statement – Freeline Equity Awards”

•	“Part III Explanatory Statement – Freeline Directors and the Effect of the Scheme on their Interests”

•	“Part III Explanatory Statement – Delisting and Re-registration”

Item 8. Fairness of the Transaction.

(a) – (b) Fairness; Factors Considered in Determining Fairness

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc”

•	“Part II US Special Factors – Fairness”

•	“Annex B – Opinion of Leerink Partners LLC”

(c) Approval of Security Holders

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – The Scheme and the Meetings”

•	“Part II US Special Factors – Fairness”

•	“Part III Explanatory Statement – Structure of the Acquisition”

•	“Part IV Conditions to and Further Terms of the Scheme and the Acquisition – Scheme Approval”

•	“Part VI Additional Information—Offer-related arrangements”

(d) Unaffiliated Representative

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc”

•	“Part II US Special Factors – Fairness”

•	“Annex B – Opinion of Leerink Partners LLC”

(e) Approval of Directors

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc”

•	“Part II US Special Factors – Fairness”

(f) Other Offers

None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc”

•	“Part II US Special Factors – Fairness”

•	“Annex B – Opinion of Leerink Partners LLC”

(c) Availability of Documents

The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•	“Part II US Special Factors – Availability of Information”

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part III Explanatory Statement – Financing and Expenses”

(b) Conditions

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part III Explanatory Statement – Financing and Expenses”

(c) Expenses

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part III Explanatory Statement – Financing and Expenses”

(d) Borrowed Funds

Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part III Explanatory Statement – Interests of Syncona and its concert parties in the Scheme and effects thereon”

•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VI Additional Information – Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions

The information set forth in the Form 6-K, furnished by the Company to the SEC on November 22, 2023, under the caption “Information Contained in this Report on Form 6-K – Convertible Loan Notes” is incorporated herein by reference.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part VI Additional Information – Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part II US Special Factors – Related Party Transactions”

•	“Part III Explanatory Statement – Interests of Syncona and its concert parties in the Scheme and effects thereon”

•	“Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”

•	“Part VI Additional Information – Security Ownership of Certain Beneficial Owners and Management”

•	“Part VI Additional Information – Service contracts and remuneration of Freeline Directors”

•	“Part VI Additional Information – Offer-related arrangements”

(e) Recommendations of Others

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Summary – Recommendation of the Special Committee”

•	“Questions and Answers about the Meetings and the Acquisition”

•	“Part I Letter from the Special Committee of Freeline Therapeutics Holdings plc – Special Committee Recommendation”

•	“Part II US Special Factors – Reasons for the Recommendation”

•	“Part II US Special Factors – Fairness”

Item 13. Financial Information.

(a) Financial Information

The audited financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on April 4, 2023 (see page F-1 and following pages). The unaudited financial statements of the Company for the quarterly period ended September 30, 2023 are incorporated herein by reference to Item 1 of the Form 6-K furnished by the Company to the SEC on December 1, 2023 (see Item 1).

The net book value per ordinary share of the Company as of September 30, 2023 was $0.46 based on 65,369,206 ordinary shares of the Company issued and outstanding as of September 30, 2023.

(b) Pro Forma Information

Not applicable.

(c) Summary information

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part VI Additional Information – Selected Freeline Historical Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“Part III Explanatory Statement – Solicitation of Proxies”

(b) Employees and Corporate Assets

The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•	“Part III Explanatory Statement – Solicitation of Proxies”

Item 15. Additional Information.

(a)

(b)

(c) Other Material Information

The information set forth in the Scheme Document, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16.	Exhibits.

Exhibit Number	Description
(a)(3)(1)	Scheme Document, dated .

(a)(3)(2)*	Form of proxy card of the Court Meeting for Scheme Shareholders of Freeline.

(a)(3)(3)*	Form of proxy card of the General Meeting for Shareholders of Freeline.

(a)(3)(4)*	Form of voting instruction card for holders of ADSs.

(a)(3)(5)*	Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of Freeline, General Meeting for Shareholders of Freeline, Termination of the Deposit Agreement and Closure of the ADS Facility, dated .

(a)(5)(1)	Announcements dated November 22, 2023 of Freeline regarding the Acquisition (incorporated herein by reference to the reports on Form 6-K furnished by the Company to the SEC on November 22, 2023).

(b)	None.

(c)(1)	Opinion of Leerink Partners LLC, the independent financial adviser to the Special Committee of Freeline, dated November 21, 2023 (included in Annex B of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(c)(2)	Presentation of Leerink Partners LLC to the Special Committee, dated November 21, 2023.

(c)(3)	Presentation of Leerink Partners LLC to the Special Committee, dated November 20, 2023.

(c)(4)	Presentation of Leerink Partners LLC to the Special Committee, dated October 20, 2023.

(d)(1)	Implementation Agreement, dated November 22, 2023 (incorporated herein by reference to Annex A to the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(d)(2)	Security Agreement, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024 (incorporated herein by reference to Exhibit 99.2 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(3)	Secured Convertible Loan Note Certificate, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024 (incorporated herein by reference to Exhibit 99.3 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(4)	Registration Rights Agreement, dated as of August 11, 2020, between Freeline and the shareholders listed therein (incorporated herein by reference to Exhibit 4.18 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(5)	Open Market Sale Agreement, dated as of November 17, 2021, by and between Freeline and Jefferies LLC (incorporated herein by reference to Exhibit 4.22 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(6)	Purchase Agreement, dated as of March 10, 2022, by and among Freeline, Syncona Portfolio Limited and certain other existing shareholders (incorporated herein by reference to Exhibit 4.23 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(7)	Purchase Agreement, dated as of March 18, 2022, by and between Freeline and Lincoln Park Capital Fund, LLC (incorporated herein by reference to Exhibit 4.24 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(d)(8)	Registration Rights Agreement, dated as of March 18, 2022, by and between Freeline and Lincoln Park Capital Fund, LLC (incorporated herein by reference to Exhibit 4.25 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

(f)	None.

(g)	None.

107	Filing Fee Table

*	To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 8, 2023

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Michael J. Parini
Name: Michael J. Parini
Title: Chief Executive Officer

BIDCO 1354 LIMITED

By:	/s/ Andrew Cossar
Name: Andrew Cossar
Title: Director

SYNCONA LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title: Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title: Director

SYNCONA PORTFOLIO LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title:

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Christopher Hollowood
Name: Christopher Hollowood, Ph.D.
Title: Chief Executive Officer

[Signature Page to SC 13E-3]

CHRISTOPHER HOLLOWOOD, PH.D.

/s/ Christopher Hollowood

ROEL BULTHUIS

/s/ Roel Bulthuis

[Signature Page to SC 13E-3]